UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 11, 2021

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

ASLAN announces the opening of expansion cohort in ASLAN004 atopic dermatitis clinical trial

On January 11, 2021, ASLAN Pharmaceuticals Limited (the “Company”) issued a press release announcing that it has received approval from the Data Monitoring Committee (“DMC”) to initiate recruitment of patients into the final, expansion cohort in its ongoing randomized, double-blind placebo-controlled multiple ascending dose (“MAD”) study of ASLAN004 for the treatment of moderate to severe atopic dermatitis (“AD”).

The approval was received following a review by the DMC of blinded safety data from all three dose cohorts of the MAD study.  ASLAN004 was found to be well tolerated at all dose levels. There were no serious adverse events related to treatment and no clinically significant injection site reactions. The DMC approved the proposal to open the expansion cohort at the highest dose in advance of unblinding data from the first three cohorts of the study, which is expected to take place in early 2021. The Company plans to immediately commence recruitment of at least 18 patients into the expansion cohort, with at least 12 patients dosed weekly with 600mg ASLAN004 and the rest receiving placebo. Patients will be recruited from sites in the United States, Australia and Singapore.

The Phase 1 study is evaluating three doses of ASLAN004 (200mg, 400mg and 600mg) delivered subcutaneously and includes a fourth (expansion) cohort. Each of the first three dose cohorts contain up to six patients on ASLAN004 and two patients on placebo, and the expansion cohort will contain at least 12 patients on ASLAN004 and at least six patients on placebo. Patients are dosed weekly for eight weeks to determine safety and tolerability, as well as a number of secondary efficacy outcome measures.

ASLAN004 is a first-in-class monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signaling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of AD, such as redness and itching of the skin.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405).

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated January 11, 2021 regarding the opening of expansion cohort in ASLAN004 atopic dermatitis clinical trial.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: January 11, 2021